UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 3, 2025, Ostin Technology Group Co., Ltd. (the “Company”) announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on July 17, 2025 at 10:00 P.M., Beijing Time (July 17, 2025, at 10:00 A.M., Eastern Time). The Meeting will be held at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China.

In connection with the Meeting of the Company, attached hereto and incorporated by reference herein are Notice of Extraordinary General Meeting and Proxy Statement and Form of Proxy Card.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: July 3, 2025

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